UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 22, 2018

PSI INTERNATIONAL, INC.

(Exact name of issuer as specified in its charter)

Virginia

(State or other jurisdiction of incorporation)

04-2608935

(I.R.S. Employer Identification No.)

11200 Waples Mill Road, Suite 200

Fairfax, VA 22030

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (703) 621-5823

Title of each class of securities issued pursuant to Regulation A: Common stock, no par value

Item 4 Changes in Issuer’s Certifying Accountant

On May 22, 2018, PSI International, Inc., a Virginia corporation (the “Company”) notified Baker Tilly Virchow Krause, LLP (“Baker Tilly”) that the Company has decided to dismiss Baker Tilly as its independent registered public accounting firm, effective May 22, 2018. The Company’s Audit Committee of the Board of Directors approved the dismissal of Baker Tilly as the Company’s independent registered public accounting firm.

Baker Tilly was initially engaged by the Company on March 15, 2018 as its independent registered public accounting firm, and during its brief engagement period, Baker Tilly did not issue any report or opinion with respect to the Company’s financial statements.

During the term of engagement and the subsequent interim period preceding the date of dismissal, there were no disagreements between the Company and Baker Tilly on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Baker Tilly, would have caused Baker Tilly to make reference to the subject matter of the disagreements in connection with its report on the Company’s financial statements for such periods.

During the fiscal year ended December 31, 2017 and the subsequent interim period preceding the date of dismissal, there were no “reportable events”, as defined in Regulation S-K Item 304(a)(1)(v).

The Company has provided Baker Tilly with a copy of the above disclosures and requested that Baker Tilly furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the foregoing statements and, if not, stating the respects in which it does not agree. A copy of Baker Tilly’s letter, dated August 22, 2018, is attached as Exhibit 16.1 to this Current Report on Form 1-U.

On May 30, 2018, the Company re-engaged BDO USA LLP as its independent registered public accounting firm, and such appointment was approved by the Company’s Audit Committee of the Board of Directors. As disclosed in a Form 1-U filed on May 8, 2018, BDO was dismissed by the Company as its independent registered public accounting firm on February 15, 2018 in connection with the engagement of Baker Tilly on March 15, 2018. At the time of such dismissal, BDO had completed the audit of the Company’s financial statements for fiscal years ended December 31, 2016 and 2015. Subsequent to such dismissal, the Company reviewed its financial reporting process and discussed with Baker Tilly, and after such review and discussion, all parties determined that it was in the best interest of the Company to re-engage BDO as the Company’s independent registered public accounting firm to perform the audit of the Company’s financial statements for fiscal year ended December 31, 2017.

BDO’s report on the Company’s balance sheets as of December 31, 2016 and 2015 and the related statements of income, stockholder’s equity, and cash flows for each of the years then ended did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the last two fiscal years ended December 31, 2016 and the subsequent interim period preceding the date of dismissal (February 15, 2018), there were no disagreements between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of the disagreements in connection with its report on the Company’s financial statements for such periods.

During the two fiscal years ended December 31, 2016 and the subsequent interim period preceding the date of dismissal, there were no “reportable events”, as defined in Regulation S-K Item 304(a)(1)(v).

From February 15, 2018 through May 30, 2018, neither the Company nor anyone acting on its behalf has consulted with BDO regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or the effectiveness of internal control over financial reporting, and neither a written report or oral advice was provided to the Company that BDO concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Exhibit Index:

Exhibit 16.1 Letter dated August 22, 2018 from Baker Tilly.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PSI International, Inc.

/s/ Richard K. Seol
Name:	Richard K. Seol
Title:	President